

July 13, 2023

Hope Stawski
President and Chief Executive Officer
Amphitrite Digital Incorporated
6501 Red Hook Plaza, Suite 201-465
St. Thomas, Virgin Islands, U.S., 00802

>   **Re: Amphitrite Digital Incorporated**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 16, 2023**
>   **CIK No. 0001933762**

Dear Hope Stawski:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 16, 2023

Cover Page

1.   Please provide an agent for service that is located in the United States.

Company Overview, page 1

2.   We note your disclosure that your "operating units have received more than 8,300 four or five star reviews on the major review sites: Google Reviews, TripAdvisor, and Facebook." Please revise your disclosure to provide additional context for this statement. For example, in addition to four and five star reviews, quantify reviews from the bottom end of the scale (if any), clarify the total number of reviews for your company received by these review sites, and specify the date range of these reviews.

Reorganization and Acquisitions, page 2

3.   We note your disclosure indicating that as part of your formation, you acquired Windy of Chicago Limited, formed STDC Holdings Incorporated and acquired Paradise Adventures LLC as a wholly owned subsidiary and anticipate acquiring another subsidiary upon the consummation of this initial public offering. You also list operating business units. Please disclose here your principal subsidiaries and any entities in which your operations are conducted. We note the "corporate structure" diagram at page 78.

Prospectus Summary
Our Solutions and Competitive Strengths, page 4

4.   We note that you have included a graphic on page 4 illustrating your digital operating platform. Please revise to include additional narrative details so that an investor may understand how your platform is utilized to "to more effectively market and book tours, manage resources and improve [y]our operating efficiencies." In addition, please clarify how your digital platform specifically addresses certain opportunities within the "in-destination tours, activities and attractions" that you identify on page 3 including "advertising and marketing, customer service, repair and maintenance and overall operations."

5.   We note your disclosure that your "marketing programs resulted in a return on advertising spending ("ROAS") of 836.58% for the twelve months ended March 31, 2023." Please enhance your disclosure to describe the mechanics of these programs, how you measured the return on advertising spending, and to clarify the meaning of your "digitally enabled campaign management."

Corporate Information, page 10

6.   You state that you do not incorporate your website content as part of the prospectus. Nonetheless, we note that on July 13, 2023, content on your public website includes this statement: "... we hope you will consider us as your next investment opportunity. Visit our [hyperlinked] page for more information on this opportunity, and join our growing community of early investors today."

Provide us with the linked text and any similar statements from your website. Also, please tell us how long this solicitation has appeared on your website, describe the content of any similar statements or linked text, and quantify any sales which have directly or indirectly resulted from information that appeared there. If you believe that these statements, offers, and any resulting sales are consistent with Section 5 of the Securities Act of 1933, please provide support for your position including legal analysis in your letter of response. In the alternative, explain how you propose to address any offers or sales which were made in a manner that was inconsistent with Section 5.

Risk Factors
Risks Related to our Financial Condition
We have a history of losses and may not achieve or sustain profitability in the future, page 21

7. Please provide a new risk factor with a title which references the going concern language in the auditor's report. We note the related information you include in this risk factor.

Risks Relating to Our Business
We rely on supply chain vendors and third-party service providers who are integral to the operations of our businesses..., page 25

8. We note your risk factor relating to your dependence on supply chain vendors and third-party service providers. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Risks Related to our Management
We depend on our executive officers, particularly Scott and Hope Stawski, page 36

9. You state that "We do not have employment agreements with our executive officers ... that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time." This appears to be inconsistent with the disclosure under "Employment Agreements with Executive Officers" that begins at page 107 and the substance of the agreements filed as exhibits. Please revise to disclose the duration of each such agreement and to eliminate any inconsistent disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Operating Results, page 56

10. We note your disclosure here stating that your total indebtedness, excluding capital leases, was $5,699,239. Please clarify whether this amount includes all of the notes payable disclosed on pages 66 and 67. Please also file all outstanding promissory notes as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 70

11. We note you describe Adjusted EBTIDA as "EBITDA, adjusted for share-based compensation expenses, development costs and one-time expenses," though in your table showing its computation you exclude "non-cash stock compensation," "non-reoccurring operating expenses" and "settlements and other non-core expenses."

    Please revise your disclosures as necessary to reconcile the description and line items in the table and to provide further detail of the specific nature of the expenses that you consider to be development costs, one-time or non-recurring, settlements, and non-core.

Also address the guidance of Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 100.01 and 102.03 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your computation of Adjusted EBITDA.

12. We note you present the non-GAAP measure, Adjusted net cash from operating activities and Adjusted net cash as a percent of revenues. Please explain the purpose of the presentation of these measures as required by Item 10(e)(1)(i)(C) of Regulation S-K.

As you are reconciling your non-GAAP measures to net cash provided by (used in) operating activities, it appears that you regard these measures as liquidity measures. As such, please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure.

Our Business
Company History, page 76

13. We note your disclosure that on March 24, 2023, you entered into a binding Purchase Agreement to acquire Paradise Yacht Management, LLC. You further disclose that the base price was to paid on the earlier of the closing of this offering and June 22, 2023. You state here and elsewhere that the acquisition is to be completed upon the consummation of this initial public offering. However, your corporate structure chart on page 78 indicates that Paradise Yacht Management LLC is 100% owned by Amphitrite Digital Incorporated. Please revise to confirm the status of this acquisition and also to update the status of any leases which are past the listed expiration date.

14. We note that the consideration to acquire Paradise Yacht Management LLC includes up to $2,500,000 as "contingent consideration" based on meeting and exceeding financial plans for 2022 and 2023. Please revise your disclosure to describe the terms of the arrangement and whether any amount is due and payable prior to the completion of this initial public offering. In this regard, we note that Section 1.2.4.1 of the Membership Interest Purchase Agreement provides that the contingent consideration for the 2022 financial year is due no later than July 31, 2023. In addition, include a risk factor that describes the potential risks associated with the contingent consideration, including, if true, that the Company may not realize revenues from Paradise Yacht Management LLC until 2024.

Our Business
Company History
The Amphitrite Digital Fleet of Maritime Charter and Tour Vessels, page 81

15. We understand from your disclosure that you own or manage 59 vessels in the Caribbean, Florida and Lake Michigan as of March 31, 2022.

> Please expand your disclosures as necessary to address the guidance in Instruction 1 to Item 102 of Regulation S-K, which requires information that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of your principal material properties.

Security Ownership of Certain Beneficial Owners and Management, page 117

16. Please revise footnote 14 of your beneficial ownership table to disclose all natural persons who exercise voting or investment control over Oceanview Management Services LLC. Refer to Item 403 of Regulation S-K.

Consolidated Financial Statements, page F-1

17. Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Deficit, page F-5

18. We note your disclosure in Note 10 explaining that you issued 6,400,000 common shares to the owners of Ham and Cheese Events, LLC in exchange forWindy of Chicago Ltd. and certain operating assets utilized in tour operations, and that you consider this to have been a transaction between entities under common control that resulted in a change in the reporting entity.

   However, while you indicate the financial statements have been retrospectively adjusted to include the assets and liabilities and business operations for all periods presented, as if the reorganization occurred at the beginning of the earliest period covered by your financial statements, the Statements of Changes in Stockholders' Equity on page F-5 depicts the issuance of common shares as having occurred during 2022.

   Please address the inconsistency referenced above and revise as necessary to comply with the guidance in FASB ASC 250-10-45-21 and FASB ASC 805-50-45.

Note 9 - Asset Purchase of Windy of Chicago Ltd., page F-14

19. We note the Stock Sale and Purchase Agreement filed as Exhibit 2.1 indicates that Ham and Cheese Events LLC acquired 100% of the common stock of Windy of Chicago Ltd in January 2022, and in connection with this purchase entered into agreements to acquire the vessel named Windy, which Windy of Chicago Ltd. had been leasing from Tall Ship Adventures of Chicago, Inc. However, your disclosure indicates that Windy of Chicago Ltd. was acquired on this date by STDC Holdings, which you identify as your wholly-owned subsidiary.

   Please revise your disclosures in Notes 9, 10 and 11 as necessary to resolve this inconsistency and to clarify the sequence of transactions pertaining to the conveyances of entities, net assets and operations, along with the rationale and associations between the parties involved to understand how these agreements and parties are related.

Please clarify the association with Tall Ship Adventures of Chicago, Inc., and its owners, as necessary to understand whether this is also a related party, and file the Vessel Purchase and Sale Agreement between Windy of Chicago Ltd. and Tall Ship Adventures of Chicago, Inc. as an exhibit.

Please also submit the analyses that you performed in concluding that the acquisition of Windy of Chicago Ltd and the vessel and operations would be reported as an asset purchase, rather than a business, considering the guidance in both FASB ASC 805 and Rule 11-01(d) of Regulation S-X.

Note 14 - Subsequent Events, page F-19

20. We note that you report having acquired Paradise Adventures, LLC on January 13, 2023 for approximately $3,195,000; and having entered into a binding purchase agreement on March 24, 2023 to acquire Paradise Yacht Management LLC, upon completion of your initial public offering, in exchange for $8,780,000.

Given the apparent significance of these transactions, it appears that you may need to include separate historical financial statements for each of these entities to comply with Rule 3-05 of Regulation S-X, and pro forma financial statements illustrating the effects of these transactions to comply with Article 11 of Regulation S-X, as applicable via Rule 8-04 and Rule 8-05 of Regulation S-X.

However, if you do not believe that either transaction would require financial statements based on significance, or that either entity constitutes a business for either accounting or reporting purposes, provide us with the analyses that you performed of the guidance in Rule 3-05(b)(2) of Regulation S-X, or FASB ASC 805-10-55-3A through 55-9 and, separately, Rule 11-01(d) of Regulation S-X, as applicable, in formulating your view.

Please expand your various disclosures pertaining to these acquisitions as necessary to describe the nature and extent of any operations being conducted by these entities, including, to the extent applicable, all of the information that is required by FASB ASC 805-10-50, 805-20-50 and 805-30-50.

Undertakings, page II-6

21. Please revise to include all the undertakings Item 512 of Regulation S-K requires.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated

with the review of this filing to discuss how to submit the materials, if any, to us for our review.

 You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Brenda Hamilton